INDONESIA ENERGY CORPORATION LIMITED

Dea Tower I, 11th Floor, Suite 1103

J1. Mega Kuningan Barat Kav. E4.3 No.1-2

Jakarta 12950, Indonesia

November 12, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Lauren Nguyen, Legal Branch Chief

Re:	Indonesia Energy Corporation Limited
Amendment No. 1 to Registration Statement on Form F-1
Filed August 21, 2019
File No. 333-232894

Dear Ms. Nguyen:

Indonesia Energy Corporation Limited, (the “Corporation,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 28, 2019, regarding the Amendment No.1 to Registration Statement on Form F-1 filed on August 21, 2019.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Registration Statement on Form F-1 as Amended August 21, 2019 (the “Registration Statement”)

Notes to Consolidated Financial Statements

Supplementary Information for Oil and Gas Producing Activities (Unaudited)

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas

Reserves, page F-28

1.	We have read your response to comment 4 and note that the tabular summary of the future development costs used in your calculation of the standardized measure of discounted future net cash flows includes certain costs for G&G studies. The total amount of G&G costs shown in your response appear to be in excess of the amounts identified as legally binding obligations with respect to the Kruh Block KSO. Explain to us your basis for including the additional G&G costs in your calculation of the standardized measure. Refer to the description of future development and production costs in FASB ASC 932-235-50-31b and the definitions of development costs and reserves in Rule 4-10(a)(7) and (a)(26) of Regulation S-X, respectively.

The Staff is advised that the legally binding obligations with respect to the Kruh Block KSO refer to our contractually agreed work program with Pertamina during the first three years of operations of the KSO term, which is a firm commitment we undertook in order for us to obtain the extension of the operatorship in Kruh Block; in other words, our firm commitment is the minimum work that we must complete in the first three years of the Kruh Block KSO term in order to maintain our operatorship. However, we believe the firm commitment does not reflect the optimal work program (as opposed to the firm legal commitment under our KSO) required to effectively develop the proved reserves at Kruh.

The proposed G&G studies shown in our previous response are part of what we consider the optimal work program to effectively develop our proved reserves at Kruh. The proposed multiyear G&G studies consist of a multidisciplinary evaluation of our oil field, covering geology, geophysics, reservoir engineering, drilling, seismic inversion, AVO analysis, simulations and completion and production data analysis. This is relevant due to the fact that new information is obtained throughout the development program, such as information in relation to reservoir rock, core, fluid, as well as seismic data.

We therefore believe that the G&G studies will provide us with a comprehensive analysis of the available data to mitigate operational risks and optimize our development program. The results of studies would directly affect our drilling program in regards to matters such as the casing and tubing design, selection of drilling mud, and completion intervals and methods, as well as the selection of stimulation technologies and well equipment such as pumping equipment and the wellhead assembly.

For the reasons above, we believe that the inclusion of these costs represents a fairer disclosure of our reasonable expectations of the actual costs we will incur; therefore, we have included the G&G costs within the scope of our development costs under Rule 4-10(a)(7) of Regulation S-X.

2.	The disclosure accompanying the standardized measure indicates the future production and development costs used in the calculation include abandonment and site restoration costs. However, the tabular summary of the future development costs provided in response to comment 4 does not appear to include these costs, e.g. the costs shown as contractual obligations on page F-23 under the Kruh Block TAC through May 2020 or the costs to be incurred under the Kruh Block KSO beginning in May 2020. If such costs have been omitted, explain to us your basis for excluding these costs from your calculation of the standardized measure.

The Staff is advised that the abandonment and site restoration costs have been included under future development costs as part of future wells costs in the disclosure accompanying the standardized measure of discounted future net cash flows. The estimated $1,500,000 single well costs include an allocation of $130,000 for abandonment and site restoration. In total, abandonment and site restoration accounts for $2,340,000 out of the $42,865,000 future development costs.

* * *

The Staff is advised that Amendment No. 2 to the Registration Statement (being filed concurrently with this response letter) contains the Company’s unaudited financial statements and related disclosures as of June 30, 2019. The Staff is further advised that, pursuant to an oral comment received from the Staff and related discussions between our counsel and the Staff, we have elected to refile Exhibit 10.5 to our Registration Statement to remove certain previously proposed redactions thereto, and we have added corresponding disclosure relating to the applicable contract provisions in Amendment No. 2 to the Registration Statement.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Lawrence Rosenbloom, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

INDONESIA ENERGY CORPORATION LIMITED

	By:	/s/ James J. Huang
		Name:	James J. Huang
		Title:	Chief Investment Officer

cc: Ellenoff Grossman & Schole LLP